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                                                                    EXHIBIT 12.1



                                 SEMPRA ENERGY
          COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                             (Dollars in millions)

                                                                                                             For the six
                                                                                                             months ended
                                                                                                               June 30,
                                                      1996       1997        1998       1999      2000       2000      2001
                                                    --------   --------   ---------   --------  --------   --------  -------
Fixed Charges and Preferred
Stock Dividends:

Interest                                             $ 205      $ 209      $ 210     $ 233      $ 305        $ 165    $ 193
Interest Portion of Annual Rentals                      28         25         20        10          8            5        4
Preferred dividends of subsidiaries (1)                 37         31         18        16         18            9       10
                                                     -----      -----      -----     -----      -----        -----    -----
Total Fixed Charges and Preferred Stock
Dividends For Purpose of Ratio                       $ 270      $ 265      $ 248     $ 259      $ 331        $ 179    $ 207
                                                     =====      =====      =====     =====      =====        =====    =====

Earnings:

Pretax income from continuing operations             $ 727      $ 733      $ 432     $ 573      $ 699        $ 340    $ 511
Add:
   Fixed charges (from above)                          270        265        248       259        331          179      207
   Less: Fixed charges capitalized                       5          3          3         5          5            2        4
         Equity income (loss) of
         unconsolidated subsidiaries and
         joint ventures                                 --         --         --        --         62           22       (3)
                                                     -----      -----      -----     -----      -----        -----    -----

   Fixed charges net of capitalized charges            265        262        245       254        264          155      206
                                                     -----      -----      -----     -----      -----        -----    -----

Total Earnings for Purpose of Ratio                  $ 992      $ 995      $ 677     $ 827      $ 963        $ 495    $ 717
                                                     =====      =====      =====     =====      =====        =====    =====

Ratio of Earnings to Combined Fixed
   Charges and Preferred Stock Dividends              3.67       3.75       2.73      3.19       2.91         2.77     3.46
                                                     =====      =====      =====     =====      =====        =====    =====


(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.